Exhibit 99.1

Genmab Announces Financial Results for the First Half of 2023

August 3, 2023 Copenhagen, Denmark;

Interim Report for the First Six Months Ended June 30, 2023

Highlights

●	EPKINLY™ (epcoritamab-bysp) was approved by the U.S. Food and Drug Administration (U.S. FDA) as the first bispecific antibody to treat adults with relapsed or refractory diffuse large B-cell lymphoma (DLBCL)
●	Genmab and AbbVie Inc. (AbbVie) announced positive topline results from the Phase 1/2 EPCORE™ NHL-1 trial evaluating epcoritamab in patients with relapsed/refractory follicular lymphoma (FL)
●	Genmab revenue increased 34% compared to the first six months of 2022, to DKK 7,052 million
●	Genmab 2023 financial guidance updated

“The U.S. FDA approval of EPKINLY as the first bispecific antibody to treat adults with relapsed or refractory DLBCL was an important milestone both for Genmab and for patients in need of an innovative treatment option administered subcutaneously. We would like to thank the patients and investigators who took part in the EPCORE NHL-1 trial that was the basis of this approval, as well as the unstoppable team at Genmab responsible for the discovery, development and now commercialization of EPKINLY. We also thank our partners at AbbVie for their excellent collaboration as we work together to bring EPKINLY to cancer patients,” said Jan van de Winkel, Ph.D., Chief Executive Officer of Genmab.

Financial Performance First Half of 2023

●	Net sales of DARZALEX® by Janssen Biotech, Inc. (Janssen) were USD 4,695 million in the first six months of 2023 compared to USD 3,842 million in the first six months of 2022, an increase of USD 853 million, or 22%.
●	Royalty revenue was DKK 5,935 million in the first six months of 2023 compared to DKK 4,727 million in the first six months of 2022, an increase of DKK 1,208 million, or 26%. The increase in royalties was driven by higher net sales of DARZALEX and Kesimpta®.
●	Revenue was DKK 7,052 million for the first six months of 2023 compared to DKK 5,281 million for the first six months of 2022. The increase of DKK 1,771 million, or 34%, was primarily driven by higher DARZALEX and Kesimpta royalties achieved under our collaborations with Janssen and Novartis Pharma AG (Novartis), respectively, a milestone achieved under our collaboration with AbbVie for the first commercial sale of EPKINLY in the United States, and higher reimbursement revenue driven by increased activities under our collaboration with BioNTech SE (BioNTech).
●	Operating expenses were DKK 5,118 million in the first six months of 2023 compared to DKK 3,520 million in the first six months of 2022. The increase of DKK 1,598 million, or 45%, was driven by the expansion of our product pipeline, EPKINLY launch in the U.S., the continued development of Genmab’s broader organizational capabilities, and related increase in team members to support these activities.
●	Operating profit was DKK 1,934 million in the first six months of 2023 compared to DKK 1,761 million in the first six months of 2022.
●	Net financial items resulted in income of DKK 75 million for the first six months of 2023 compared to DKK 1,340 million in the first six months of 2022. The decrease of DKK 1,265 million, or 94%, was primarily driven by movements in USD to DKK foreign exchange rates impacting Genmab’s

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Carl Jacobsens Vej 30	www.genmab.com	Page 1/42
2500 Valby, Denmark		CVR no. 2102 3884

Genmab Announces Financial Results for the First Half of 2023

USD denominated cash and cash equivalents, and marketable securities in the respective periods.

Outlook

As announced in Company Announcement No. 36, Genmab updated its 2023 financial guidance driven by the continued strong growth of DARZALEX net sales and higher total royalty revenues from DARZALEX and other marketed products, partly offset by increased and accelerated investment for epcoritamab clinical trials and progression of other pipeline products.

	Revised	Previous
(DKK million)	Guidance	Guidance
Revenue	15,500 - 16,500	14,600 - 16,100
Operating expenses	(10,400) - (10,900)	(9,800) - (10,600)
Operating profit	4,500 - 6,000*	3,900 - 6,200*

*Operating profit does not sum due to rounding

Conference Call

Genmab will hold a conference call in English to discuss the results for the first half of 2023 today, Thursday, August 3, at 6:00 pm CEST, 5:00 pm BST or 12:00 pm EDT. To join the call please use the below registration link. Registered participants will receive an email with a link to access dial-in information as well as a unique personal PIN: https://register.vevent.com/register/BI9658367403a443db8fda64d31a3cfbc5. A live and archived webcast of the call and relevant slides will be available at www.genmab.com/investors.

Contact

Marisol Peron, Senior Vice President, Global Communications & Corporate Affairs

T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Carl Jacobsens Vej 30	www.genmab.com	Page 2/42
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Half of 2023

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Carl Jacobsens Vej 30	www.genmab.com	Page 3/42
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Half of 2023

CONSOLIDATED KEY FIGURES

	Three Months Ended		Six Months Ended
(DKK million)	June 30,		June 30,		Full Year
Income Statement	2023	2022	2023	2022	2022
Revenue	4,198	3,162	7,052	5,281	14,595
Research and development expenses	(1,853)	(1,282)	(3,594)	(2,435)	(5,562)
Selling, general and administrative expenses	(848)	(633)	(1,524)	(1,085)	(2,676)
Operating expenses	(2,701)	(1,915)	(5,118)	(3,520)	(8,238)
Operating profit	1,497	1,247	1,934	1,761	6,357
Net financial items	226	1,242	75	1,340	678
Net profit	1,357	1,891	1,583	2,356	5,522

Balance Sheet
Marketable securities	14,010	11,799	14,010	11,799	12,431
Cash and cash equivalents	10,874	9,816	10,874	9,816	9,893
Total non-current assets	2,229	1,985	2,229	1,985	1,901
Total assets	31,978	27,476	31,978	27,476	30,278
Shareholders' equity	28,755	24,482	28,755	24,482	27,441
Share capital	66	66	66	66	66

Cash Flow Statement
Cash flow from operating activities	436	959	3,671	1,546	3,912
Cash flow from investing activities	(1,835)	(576)	(1,848)	(1,243)	(2,761)
Cash flow from financing activities	7	(214)	(604)	(278)	(789)
Investment in intangible assets	(10)	-	(10)	-	-
Investment in tangible assets	(97)	(68)	(201)	(125)	(317)

Financial Ratios and Other Information
Basic net profit per share	20.80	28.87	24.24	35.97	84.45
Diluted net profit per share	20.61	28.66	24.03	35.71	83.65
Period-end share market price	2,580	2,297	2,580	2,297	2,941
Price / book value	5.92	6.19	5.92	6.19	7.07
Shareholders' equity per share	435.68	370.94	435.68	370.94	415.77
Equity ratio	90%	89%	90%	89%	91%
Shares outstanding	66,038,425	65,753,443	66,038,425	65,753,443	65,961,573
Average number of employees (FTE*)	1,968	1,406	1,882	1,345	1,460
Number of employees (FTE) at the end of the period	2,015	1,445	2,015	1,445	1,660

* Full-time equivalent or team members

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Carl Jacobsens Vej 30	www.genmab.com	Page 4/42
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Half of 2023

OUTLOOK

	Revised	Previous
(DKK million)	Guidance	Guidance
Revenue	15,500 - 16,500	14,600 - 16,100
Operating expenses	(10,400) - (10,900)	(9,800) - (10,600)
Operating profit	4,500 - 6,000*	3,900 - 6,200*

* Operating profit does not sum due to rounding

As previously announced on July 28, 2023, Genmab updated its 2023 financial guidance driven by the continued strong growth of DARZALEX net sales and higher total royalty revenues from DARZALEX and other marketed products, partly offset by increased and accelerated investment for epcoritamab clinical trials and progression of other pipeline products.

Revenue

Genmab expects its 2023 revenue to be in the range of DKK 15,500 – 16,500 million, an increase to the previous guidance of DKK 14,600 – 16,100 million, driven by the continued strong growth of DARZALEX net sales and higher total royalty revenues from DARZALEX and other marketed products. DARZALEX royalties are based on Genmab’s revised estimate of DARZALEX 2023 net sales of USD 9.8 – 10.0 billion compared to Genmab’s previous estimate of USD 9.4 – 10.0 billion.

Operating Expenses

Genmab anticipates its 2023 operating expenses to be in the range of DKK 10,400 – 10,900 million, an increase to the previous guidance of DKK 9,800 – 10,600 million, primarily related to increased and accelerated investment for epcoritamab clinical trials and progression of other pipeline products.

Operating Profit

Genmab now expects its 2023 operating profit to be in the range of DKK 4,500 – 6,000 million, compared to the previous guidance of DKK 3,900 – 6,200 million, driven primarily by the items described above.

Outlook: Risks and Assumptions

In addition to factors already mentioned, the estimates above are subject to change due to numerous reasons, including but not limited to, the achievement of certain milestones associated with Genmab’s collaboration agreements; the timing and variation of development activities (including activities carried out by Genmab’s collaboration partners) and related income and costs; DARZALEX, DARZALEX FASPRO®, Kesimpta, TEPEZZA, RYBREVANT and TECVAYLI net sales and royalties paid to Genmab; changing rates of inflation; and currency exchange rates (the 2023 guidance assumes a USD / DKK exchange rate of 6.8). The financial guidance assumes that no significant new agreements are entered into during the remainder of 2023 that could materially affect the results. Refer to the section “Significant Risks and Uncertainties” in this interim report for matters that may cause Genmab’s actual results to differ materially from 2023 Guidance and Key 2023 Priorities in this interim report.

The factors discussed above, as well as other factors that are currently unforeseeable, may result in further and other unforeseen material adverse impacts on Genmab’s business and financial performance, including on the sales of Tivdak and EPKINLY, and on the net sales of DARZALEX, Kesimpta, TEPEZZA, RYBREVANT and TECVAYLI by Genmab’s collaboration partners and on Genmab’s royalties, collaboration revenue and milestone revenue therefrom.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Carl Jacobsens Vej 30	www.genmab.com	Page 5/42
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Half of 2023

KEY 2023 PRIORITIES

Bring Our Own Medicines to Patients	Epcoritamab[1] ● Launch in relapsed/refractory DLBCL[2] ● Submit a Supplemental Biologics License Application (sBLA)[3] ● Broaden clinical development program
Tivdak[4] ● Progress successful uptake in second line+ recurring or metastatic cervical cancer patients ● Progress clinical development program

Build World-class Differentiated Pipeline	DuoBody-CD40x4-1BB5 ● Establish efficacy and safety data in solid tumor indication ● Progress towards late-stage clinical development
DuoBody-PD-L1x4-1BB5 ● Establish proof of concept data in solid tumor indication
Expand and advance proprietary clinical product portfolio

Invest in Our People & Culture	Further scale organization aligned with differentiated antibody product portfolio growth and future launches

Become a Leading Integrated Biotech Innovation Powerhouse	Use solid financial base to grow and broaden antibody product and technology portfolio

1. Co-development w/ AbbVie; 2. Subject to regulatory approvals; 3. Subject to supportive U.S. FDA feedback; 4. Co-development w/ Seagen; 5. Co-development w/ BioNTech

PRODUCT PIPELINE AND TECHNOLOGY PROGRESS FIRST HALF OF 2023

At the end of the first half of 2023, Genmab’s proprietary pipeline of investigational medicines, where we are responsible for at least 50% of development, consisted of nine antibodies in clinical development. These include Genmab’s U.S. FDA approved medicines, Tivdak, which Genmab is co-developing globally and co-promoting in the U.S. in collaboration with Seagen and EPKINLY, which Genmab is co-developing and co-commercializing in collaboration with AbbVie. In addition to our own pipeline, there are multiple investigational medicines in development by global pharmaceutical and biotechnology companies, including five approved medicines powered by Genmab’s technology and innovations. Beyond the investigational medicines in clinical development, our pipeline also includes multiple pre-clinical programs. An overview of the development status of our approved medicines and of each of our investigational medicines is provided in the following section, including updates for the second quarter of 2023. For events that occurred during the first quarter of 2023, please refer to Genmab’s Q1 2023 report. Detailed descriptions of dosing, efficacy and safety data from certain clinical trials have been disclosed in company announcements and media releases published via the Nasdaq Copenhagen A/S (Nasdaq Copenhagen) stock exchange and may also be found in Genmab’s filings with the U.S. Securities and

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Carl Jacobsens Vej 30	www.genmab.com	Page 6/42
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Half of 2023

Exchange Commission (SEC). Additional information is available on Genmab’s website, www.genmab.com. The information accessible through our website is not part of this report and is not incorporated by reference herein.

Genmab Proprietary Products1

Approved Medicines

Approved Product	Target	Developed By	Disease Indication
Tivdak (tisotumab vedotin-tftv)	Tissue factor (TF)	Co-development Genmab/Seagen	Approved in the U.S. for adult patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy[2]
EPKINLY (epcoritamab-bysp)	CD3xCD20	Co-development Genmab/AbbVie	Approved in the U.S. for adult patients with relapsed or refractory DLBCL after two or more lines of systemic therapy[2]

1Approved and investigational medicines where Genmab has ≥50% ownership, in co-development with partners as indicated.
2Refer to U.S. prescribing information for precise indication and safety information.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Carl Jacobsens Vej 30	www.genmab.com	Page 7/42
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Half of 2023

Pipeline, Including Further Development for Approved Medicines

3Genmab is developing HexaBody®-CD38 in an exclusive worldwide license and option agreement with Janssen.

Tivdak (tisotumab vedotin-tftv) – First and only U.S. FDA approved antibody-drug conjugate (ADC) for recurrent or metastatic cervical cancer

●	An ADC directed to TF, a protein highly prevalent in solid tumors, including cervical cancer, which is associated with poor prognosis
●	Accelerated approval granted by the U.S. FDA for tisotumab vedotin-tftv, marketed as Tivdak, as the first and only approved ADC for the treatment of adult patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy
●	U.S. FDA approval was based on data from the innovaTV 204 (NCT03438396) Phase 2 single-arm clinical trial evaluating tisotumab vedotin as monotherapy in patients with previously treated recurrent or metastatic cervical cancer
●	In addition to a Phase 3 trial in recurrent or metastatic cervical cancer (innovaTV 301, NCT04697628), clinical trials in other solid tumors are ongoing
●	Co-developed globally and co-promoted in the U.S. in collaboration with Seagen

Tisotumab vedotin is an ADC composed of Genmab’s human monoclonal antibody directed to TF and Seagen’s ADC technology that utilizes a protease-cleavable linker that covalently attaches the microtubule-disrupting agent monomethyl auristatin E to the antibody. Genmab used technology licensed from Medarex Inc. (Medarex) to generate the TF antibody forming part of tisotumab vedotin. Tisotumab vedotin-tftv, marketed as Tivdak, is the first and only U.S. FDA approved ADC for the treatment of adult patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy. Tisotumab vedotin is being co-developed by Genmab and Seagen. Under a joint commercialization agreement, Genmab is co-promoting Tivdak in the U.S. and will lead commercial

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Carl Jacobsens Vej 30	www.genmab.com	Page 8/42
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Half of 2023

operational activities in Japan. Seagen is leading commercial operational activities in the U.S. and will lead commercial operational activities in Europe and China. In these four markets there will be a 50:50 cost and profit split. In other markets, Seagen will commercialize Tivdak and Genmab will receive royalties based on a percentage of aggregate net sales ranging from the mid-teens to the mid-twenties. The companies have joint decision-making power on the worldwide development and commercialization strategy for Tivdak. The companies have a number of additional ongoing clinical trials for Tivdak, including a confirmatory Phase 3 trial in recurrent or metastatic cervical cancer.

Please consult the U.S. Prescribing Information for Tivdak for the labeled indication and safety information, including the boxed warning.

Second Quarter 2023 Update

●	April: Data from the Phase 2 ongoing, open-label, multicenter innovaTV 207 (NCT03485209) trial evaluating antitumor activity of tisotumab vedotin in patients with squamous cell carcinoma of the head and neck was presented as a poster at the American Association for Cancer Research (AACR) Annual Meeting, “Tisotumab vedotin in squamous cell carcinoma of head and neck: interim analysis from innovaTV 207.”

EPKINLY (epcoritamab-bysp) – First U.S. FDA approved bispecific antibody to treat adults with relapsed or refractory DLBCL

●	Bispecific antibody-based medicine created with Genmab’s DuoBody technology
●	Accelerated approval granted by the U.S. FDA for epcoritamab-bysp, marketed as EPKINLY, as the first T-cell engaging bispecific antibody for the treatment of adult patients with relapsed or refractory DLBCL, not otherwise specified (NOS), including DLBCL arising from indolent lymphoma, and high-grade B‑cell lymphoma, after two or more lines of systemic therapy
●	U.S. FDA approval was based on results from the large B-cell lymphoma (LBCL) cohort of the pivotal EPCORE NHL-1 (NCT03625037) trial evaluating the safety and preliminary efficacy of epcoritamab in patients with relapsed, progressive or refractory CD20+ mature B-cell NHL, including DLBCL
●	In the second half of 2022 Genmab also submitted a Japan New Drug Application (JNDA) to the Ministry of Health, Labor and Welfare (MHLW) in Japan for subcutaneous (SC) epcoritamab for the treatment of patients with relapsed/refractory LBCL and AbbVie submitted a Marketing Authorization Application (MAA) to the European Medicines Agency (EMA) for SC epcoritamab for the treatment of patients with relapsed/refractory DLBCL
●	Multiple ongoing clinical trials across different settings and histologies, including Phase 3 trials in DLBCL (EPCORE DLBCL-1, NCT04628494 and EPCORE DLBCL-2, NCT05578976) and relapsed/refractory FL (EPCORE FL-1, NCT05409066) with more trials in planning
●	Co-developed and co-commercialized in collaboration with AbbVie

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Carl Jacobsens Vej 30	www.genmab.com	Page 9/42
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Half of 2023

Epcoritamab is a proprietary bispecific antibody created using Genmab’s DuoBody technology platform. Epcoritamab targets CD3, which is expressed on T-cells, and CD20, a clinically validated target on malignant B-cells. Genmab used technology licensed from Medarex to generate the CD20 antibody forming part of epcoritamab. Epcoritamab-bysp, marketed as EPKINLY, is the first U.S. FDA approved bispecific for the treatment of adults with relapsed or refractory DLBCL, NOS, including DLBCL arising from indolent lymphoma, and high-grade B‑cell lymphoma, after two or more lines of systemic therapy. In 2020, Genmab entered into a collaboration agreement with AbbVie to jointly develop and commercialize epcoritamab. The companies share commercial responsibilities in the U.S. and pending approval, will share commercial responsibilities in Japan, with AbbVie responsible for further global commercialization. Genmab will record sales in the U.S. and Japan and receive tiered royalties on remaining global sales outside of these territories. The companies have a broad clinical development program for epcoritamab including three ongoing Phase 3 trials and additional trials in planning.

Please consult the U.S. Prescribing Information for EPKINLY for the labeled indication and safety information, including the boxed warning.

Second Quarter 2023 Updates

●	June: Genmab and AbbVie announced topline results from the FL cohort of the Phase 1/2 EPCORE NHL-1 clinical trial evaluating epcoritamab in patients with relapsed/refractory FL who received at least two prior lines of systemic therapy. 70.3% of patients were double refractory to an anti-CD20 monoclonal antibody and an alkylating agent. Based on the topline results, the companies will engage with global regulatory authorities to determine next steps. The topline results from this cohort showed an overall response rate (ORR) of 82% as confirmed by an independent review committee (IRC), which exceeded the protocol prespecified threshold for efficacy. The observed median duration of response (DOR) was not reached. No new safety signals were observed with epcoritamab in this study at the time of analysis. The most common treatment-emergent adverse event was cytokine release syndrome (CRS) with 66.4% (1.6% grade >2). Aligned with the U.S. FDA Project Optimus, the optimization part of the trial is continuing to evaluate alternative step-up dosing regimens to mitigate the risk of CRS; preliminary data on the initial patients enrolled indicate a clinically meaningful improvement in CRS rate. The results from this cohort, along with the results from the optimization part of the trial, will be submitted for presentation at an upcoming medical congress.
●	June: Epcoritamab was added to the National Comprehensive Cancer Network® (NCCN®) Clinical Practice Guidelines in Oncology (NCCN Guidelines®) for “B-cell Lymphomas” (Version 4.2023) for third-line and subsequent therapy for patients with DLBCL, including patients with disease progression after transplant or chimeric antigen receptor (CAR-T) cell therapy and as a Category 2A, preferred regimen for patients with histologic transformation of indolent lymphomas to DLBCL and no intention to proceed to transplant, including patients with disease progression after transplant or CAR-T cell therapy.
●	June: Multiple data presentations were featured at the 2023 American Society of Clinical Oncology (ASCO) Annual Meeting and the 2023 European Hematology Association (EHA) Congress. These included an oral presentation at both congresses on data from the Phase 1/2 EPCORE NHL-2 (NCT04663347) trial of epcoritamab in combination with rituximab and lenalidomide for patients with high-risk FL and poster presentations highlighting epcoritamab in lymphoma across multiple lines of therapy and histologies.
●	May: The U.S. FDA granted accelerated approval for EPKINLY as noted above.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Carl Jacobsens Vej 30	www.genmab.com	Page 10/42
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Half of 2023

GEN1046 (BNT311) – Bispecific next-generation immunotherapy

●	Bispecific antibody-based investigational medicine created with Genmab’s DuoBody technology targeting PD-L1, 4-1BB
●	Clinical trials in solid tumors ongoing, including a Phase 2 trial in NSCLC (NCT05117242)
●	Co-developed in collaboration with BioNTech

GEN1046 (DuoBody-PD-L1x4-1BB, BNT311) is a proprietary bispecific antibody, jointly owned by Genmab and BioNTech, created using Genmab’s DuoBody technology platform. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and future potential profits for GEN1046 on a 50:50 basis. GEN1046 is designed to induce an antitumor immune response by simultaneous and complementary PD-L1 blockade and conditional 4-1BB stimulation using an inert DuoBody format. Three clinical trials in solid tumors are ongoing, including a Phase 2 trial of GEN1046 as monotherapy or in combination with pembrolizumab in patients with recurrent metastatic NSCLC.

Second Quarter 2023 Update

●	April: Pre-clinical data was presented as a poster at the AACR Annual Meeting, “GEN1046 in combination with PD-1 blockade potentiates anti-tumor immunity.”

GEN1042 (BNT312) – Potential first-in-class bispecific agonistic antibody

●	Bispecific antibody-based investigational medicine created with Genmab’s DuoBody technology targeting CD40, 4-1BB
●	Phase 1/2 clinical trials in solid tumors ongoing (NCT04083599, NCT05491317)
●	Co-developed in collaboration with BioNTech

GEN1042 (DuoBody-CD40x4-1BB, BNT312) is a proprietary bispecific antibody, jointly owned by Genmab and BioNTech, created using Genmab’s DuoBody technology platform. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and future potential profits for GEN1042 on a 50:50 basis. CD40 and 4-1BB were selected as targets to enhance both dendritic cells and antigen-dependent T-cell activation, using an inert DuoBody format. Phase 1/2 clinical trials of GEN1042 in solid tumors are ongoing.

Second Quarter 2023 Update

●	April: Pre-clinical data was presented as a poster at the AACR Annual Meeting, “GEN1042 in combination with PD-1 blockade reverses T-cell exhaustion in vitro.”

GEN3014 – HexaBody-based investigational medicine with potential in hematological malignancies

●	Antibody-based investigational medicine created with Genmab’s HexaBody technology targeting CD38
●	Phase 1/2 clinical trial in relapsed/refractory multiple myeloma and other hematological malignancies ongoing (NCT04824794)
●	Developed in an exclusive worldwide license and option agreement with Janssen

GEN3014 (HexaBody-CD38) is a human CD38 monoclonal antibody-based investigational medicine created using Genmab’s HexaBody technology platform. In pre-clinical models of hematological malignancies, GEN3014 demonstrated highly potent complement-dependent cytotoxicity and showed potent anti-tumor activity. In June 2019, Genmab entered into an exclusive worldwide license and option

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Carl Jacobsens Vej 30	www.genmab.com	Page 11/42
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Half of 2023

agreement with Janssen to develop and commercialize GEN3014. A Phase 1/2 clinical trial in hematologic malignancies is ongoing and includes an arm comparing GEN3014 to daratumumab in anti-CD38 monoclonal antibody-naïve relapsed or refractory multiple myeloma patients.

Second Quarter 2023 Update

●	June: Data was presented as a poster at the 2023 EHA Congress, “Pharmacodynamic activity of GEN3014 in patients with multiple myeloma supports superior complement dependent cytotoxicity of GEN3014 compared to daratumumab.”

GEN3009 – First DuoHexaBody program in clinical development

●	Antibody-based investigational medicine created with Genmab’s DuoHexaBody technology targeting CD37
●	Phase 1/2 clinical trial in hematologic malignancies ongoing (NCT04358458)

GEN3009 (DuoHexaBody-CD37) is a bispecific antibody that targets two non-overlapping CD37 epitopes, created using Genmab’s DuoHexaBody technology platform. The DuoHexaBody technology platform combines the dual targeting of our DuoBody technology platform with the enhanced potency of our HexaBody technology platform, creating bispecific antibodies with target-mediated enhanced hexamerization. A Phase 1/2 clinical trial in hematologic malignancies, including in combination with epcoritamab, is ongoing.

GEN1047 – Bispecific antibody with potential in solid tumors

●	Bispecific antibody-based investigational medicine created with Genmab’s DuoBody technology targeting CD3, B7H4
●	Phase 1/2 clinical trial in malignant solid tumors ongoing (NCT05180474)

GEN1047 (DuoBody-CD3xB7H4) is a bispecific antibody-based investigational medicine created using Genmab’s DuoBody technology platform. B7H4 is an immune checkpoint protein expressed on malignant cells in various solid cancers including breast, ovarian and lung cancer. In pre-clinical studies, GEN1047 induced T-cell mediated cytotoxicity of B7H4-positive tumor cells. GEN1047 is being developed for the potential treatment of solid cancer indications known to express B7H4. A Phase 1/2 clinical trial of GEN1047 in malignant solid tumors is ongoing.

GEN1053 (BNT313) – HexaBody-based investigational medicine with potential in solid tumors

●	Antibody-based investigational medicine created with Genmab’s HexaBody technology targeting CD27
●	Phase 1/2 clinical trial in solid tumors ongoing (NCT05435339)
●	Co-developed in collaboration with BioNTech

GEN1053 (HexaBody-CD27, BNT313) is a CD27 antibody that utilizes Genmab’s HexaBody technology, specifically engineered to form an antibody hexamer (a formation of six antibodies) upon binding its target on the cell membrane of T cells. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and future potential profits for GEN1053 on a 50:50 basis. A Phase 1/2 clinical trial of GEN1053 in solid tumors is ongoing.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Carl Jacobsens Vej 30	www.genmab.com	Page 12/42
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Half of 2023

GEN1056 (BNT322) – First-in-human trial recruiting

●	Phase 1 clinical trial in solid tumors ongoing (NCT05586321)
●	Co-developed in collaboration with BioNTech

GEN1056 (BNT322) is an antibody product being co-developed by Genmab and BioNTech for the treatment of solid tumors and for use in combination with other products. A first-in-human Phase 1 clinical trial of GEN1056 in patients with advanced solid tumors is ongoing.

Pre-clinical Programs

●	Broad pre-clinical pipeline that includes both partnered products and in-house programs based on our proprietary technologies and/or antibodies
●	Multiple new Investigational New Drug (IND) applications expected to be submitted over coming years
●	Genmab has entered multiple strategic collaborations to support the expansion of our innovative pipeline

Our pre-clinical pipeline includes immune effector function enhanced antibodies developed with our HexaBody technology platform and bispecific antibodies created with our DuoBody technology platform. We are also working with our partners to generate additional new antibody-based product concepts. A number of the pre-clinical programs are carried out in cooperation with our collaboration partners.

Second Quarter 2023 Updates

●	May: An IND was submitted for GEN3017 (DuoBody-CD3xCD30).
●	April: Genmab and argenx entered into a collaboration agreement to jointly discover, develop and commercialize novel therapeutic antibodies with applications in immunology, as well as in oncology therapeutic areas. As per the agreement, argenx and Genmab will each have access to the suites of proprietary antibody technologies of both companies to advance the identification of lead antibody candidates against differentiated disease targets. Under the terms of the agreement, argenx and Genmab will jointly discover, develop and commercialize products emerging from the collaboration while equally sharing costs as well as any potential future profits. The collaboration will initially focus on two differentiated targets, including one within immunology and one within cancer, with the potential to expand to more.

Programs Powered by Genmab’s Technology and Innovations

In addition to Genmab’s own pipeline of investigational medicines, our innovations and proprietary technology platforms are applied in the pipelines of global pharmaceutical and biotechnology companies. These companies are running clinical development programs with antibodies created by Genmab or created using Genmab’s proprietary DuoBody bispecific antibody technology platform. The programs run from Phase 1 development to approved medicines. The tables in this section include those therapies that have been approved in certain territories as well as clinical stage investigational medicines in Phase 2 development or later. Under the agreements for these products Genmab is entitled to certain potential milestones and royalties.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Carl Jacobsens Vej 30	www.genmab.com	Page 13/42
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Half of 2023

Approved Medicines

Approved Product	Discovered and/or Developed & Marketed By	Disease Indication(s)
DARZALEX (daratumumab)/DARZALEX FASPRO (daratumumab and hyaluronidase-fihj)	Janssen (Royalties to Genmab on net global sales)	Multiple myeloma[1]
Light-chain (AL) Amyloidosis[1]
Kesimpta (ofatumumab)	Novartis (Royalties to Genmab on net global sales)	Relapsing multiple sclerosis (RMS)[1]
TEPEZZA (teprotumumab-trbw)	Horizon Therapeutics, plc. (Horizon, under sublicense from Roche, royalties to Genmab on net global sales)	Thyroid eye disease (TED)[1]
RYBREVANT (amivantamab/amivantamab-vmjw)	Janssen (Royalties to Genmab on net global sales)	NSCLC[1]
TECVAYLI (teclistamab/teclistamab-cqyv)	Janssen (Royalties to Genmab on net global sales)	Relapsed and refractory multiple myeloma[1]

1See local prescribing information for precise indication and safety information.

≥ Phase 2 Development, Including Further Development for Approved Medicines

2UltiMAb transgenic mouse technology licensed from Medarex, a wholly owned subsidiary of Bristol Myers Squibb.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Carl Jacobsens Vej 30	www.genmab.com	Page 14/42
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Half of 2023

DARZALEX (daratumumab) – Redefining the treatment of multiple myeloma

●	First-in-class human CD38 monoclonal antibody
●	Developed and commercialized by Janssen under an exclusive worldwide license from Genmab
●	Intravenous (IV) product approved in combination with other therapies and as monotherapy for certain multiple myeloma indications
●	First and only SC CD38-directed antibody approved for the treatment of certain multiple myeloma indications, known as DARZALEX FASPRO (daratumumab and hyaluronidase-fihj) in the U.S., and DARZALEX SC in Europe
●	SC daratumumab is the first and only approved therapy for AL amyloidosis in the U.S., Europe and Japan
●	Net sales of DARZALEX by Janssen were USD 4,695 million in the first six months of 2023

Daratumumab is a human monoclonal antibody that binds with high affinity to the CD38 molecule, which is highly expressed on the surface of multiple myeloma cells and is also expressed by AL amyloidosis plasma cells. Genmab used technology licensed from Medarex to generate the CD38 antibody. Daratumumab is being developed by Janssen under an exclusive worldwide license from Genmab to develop, manufacture and commercialize daratumumab. Under the terms of the agreement, Genmab is entitled to double digit royalties between 12% and 20% with Janssen reducing such royalty payments for Genmab’s share of Janssen’s royalty payments made to Halozyme. Daratumumab (marketed as DARZALEX for IV administration and as DARZALEX FASPRO in the United States and as DARZALEX SC in Europe for SC administration) is approved in a large number of territories for the treatment of adult patients with certain multiple myeloma indications and is the only approved therapy in the U.S., Europe and Japan for the treatment of adult patients with AL amyloidosis.

Please consult the European Summary of Product Characteristics for DARZALEX and DARZALEX SC and the U.S. Prescribing Information for DARZALEX and DARZALEX FASPRO for the labeled indication and safety information.

Kesimpta (ofatumumab) – Approved for the treatment of RMS

●	Human CD20 monoclonal antibody developed and commercialized by Novartis under a license agreement with Genmab
●	Approved in territories including the U.S., EU and Japan for the treatment of RMS in adults
●	First B-cell therapy that can be self-administered by patients at home using the Sensoready® autoinjector pen

Ofatumumab is a human monoclonal antibody that targets an epitope on the CD20 molecule encompassing parts of the small and large extracellular loops. Genmab used technology licensed from Medarex to generate the CD20 antibody. Ofatumumab, marketed as Kesimpta, is approved in territories including the U.S., Europe and Japan for the treatment of certain adult patients with RMS. Kesimpta is the first B-cell therapy that can be self-administered by patients at home using the Sensoready autoinjector pen, once monthly after starting therapy. Ofatumumab is being developed and marketed worldwide by Novartis under a license agreement between Genmab and Novartis. Under the terms of the agreement, Genmab is entitled to 10% royalties on net sales of Kesimpta.

Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for the labeled indication and safety information for Kesimpta.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Carl Jacobsens Vej 30	www.genmab.com	Page 15/42
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Half of 2023

TEPEZZA (teprotumumab-trbw) – First U.S. FDA-approved medicine for the treatment of TED

●	Developed and commercialized by Horizon for the treatment of TED
●	First and only U.S. FDA-approved medicine for the treatment of TED
●	Also being explored in a clinical trial for the treatment of diffuse cutaneous systemic sclerosis (dcSSC)

Teprotumumab-trbw, approved by the U.S. FDA under the trade name TEPEZZA, is a human monoclonal antibody that targets the Insulin-like Growth Factor 1 Receptor (IGF-1R), a validated target. Genmab used technology licensed from Medarex to generate the IGF-1R antibody. The antibody was created by Genmab under a collaboration with Roche and development and commercialization of the product is now being conducted by Horizon under a sublicense from Roche. Under the terms of Genmab’s agreement with Roche, Genmab will receive mid-single digit royalties on net sales of TEPEZZA.

Please consult the U.S. Prescribing Information for the labeled indication and safety information for TEPEZZA.

RYBREVANT (amivantamab) – First regulatory approvals for a DuoBody-based medicine

●	Part of Genmab and Janssen DuoBody research and license agreement
●	First approved medicine created using Genmab’s proprietary DuoBody technology
●	Under the agreement with Janssen, Genmab is eligible to receive milestones and receives royalties on net sales of RYBREVANT

In July 2012, Genmab entered into a collaboration with Janssen to create and develop bispecific antibodies using Genmab’s DuoBody technology platform. One of these, Janssen’s amivantamab, is a fully human bispecific antibody that targets epidermal growth factor receptor (EGFR) and cMet, two validated cancer targets. The two antibody libraries used to produce amivantamab were both generated by Genmab. In collaboration with Janssen, the antibody pair used to create amivantamab was selected. Janssen is responsible for the development and commercialization of amivantamab.

In 2021, Janssen received approvals in the U.S., Europe and other markets for amivantamab, marketed as RYBREVANT, for the treatment of certain adult patients with NSCLC with EGFR exon 20 insertion mutations. These were the first regulatory approvals for a therapy that was created using Genmab’s proprietary DuoBody bispecific technology platform. Under our agreement with Janssen, Genmab is eligible to receive milestones and receives royalties between 8% and 10% on net sales of RYBREVANT.

Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for RYBREVANT for the labeled indication and safety information.

TECVAYLI (teclistamab) – Bispecific antibody approved for the treatment of relapsed and refractory multiple myeloma

●	Part of Genmab and Janssen DuoBody research and license agreement
●	Second approved medicine created using Genmab’s proprietary DuoBody technology
●	Under the agreement with Janssen, Genmab is eligible to receive milestones and receives royalties on net sales of TECVAYLI

In July 2012, Genmab entered into a collaboration with Janssen to create and develop bispecific antibodies using Genmab’s DuoBody technology platform. One of the products subsequently discovered

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Carl Jacobsens Vej 30	www.genmab.com	Page 16/42
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Half of 2023

and developed by Janssen is teclistamab, a bispecific antibody that targets CD3, which is expressed on T-cells and B-cell maturation antigen (BCMA), which is expressed in mature B lymphocytes.

In August 2022, Janssen received conditional marketing authorization from the European Commission for subcutaneously administered teclistamab, marketed as TECVAYLI, as monotherapy for the treatment of adult patients with relapsed and refractory multiple myeloma. Patients must have received at least three prior therapies, including an immunomodulatory agent, a proteasome inhibitor, and an anti-CD38 antibody and have demonstrated disease progression on the last therapy. In October 2022, Janssen received U.S. FDA approval of TECVAYLI (teclistamab-cqyv) for the treatment of adult patients with relapsed or refractory multiple myeloma, who previously received four or more prior lines of therapy, including a proteasome inhibitor, immunomodulatory drug and anti-CD38 monoclonal antibody.

Under our agreement with Janssen, Genmab is eligible to receive milestones and receives a mid-single digit royalty on net sales of TECVAYLI.

Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for TECVAYLI for the labeled indication and safety information.

SIGNIFICANT RISKS AND UNCERTAINTIES

As a biotech company, Genmab faces a number of risks and uncertainties. These are common for the industry and relate to operations, intellectual property, research and development, commercialization and financial activities. For further information about risks and uncertainties which Genmab faces, refer to the 2022 Annual Report filed with NASDAQ Copenhagen and the Form 20-F filed with the U.S. SEC, both of which were filed in February 2023. At the date of this interim report, there have been no significant changes to Genmab’s overall risk profile since the publication of these reports. See Genmab’s Form 20-F for a detailed summary of risks related to our collaborations.

FINANCIAL REVIEW

The interim report is prepared on a consolidated basis for the Genmab Group. The financial statements are published in Danish Kroner (DKK).

Genmab received U.S. FDA approval on May 19, 2023 for EPKINLY to treat adults with relapsed or refractory diffuse large B-cell lymphoma (DLBCL).

Revenue

Genmab’s revenue was DKK 7,052 million for the first six months of 2023 compared to DKK 5,281 million for the first six months of 2022. The increase of DKK 1,771 million, or 34%, was primarily driven by higher DARZALEX and Kesimpta royalties achieved under our collaborations with Janssen and Novartis, respectively, a milestone achieved under our collaboration with AbbVie for the first commercial sale of EPKINLY in the United States, and higher reimbursement revenue driven by increased activities under our collaboration agreements with BioNTech.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Carl Jacobsens Vej 30	www.genmab.com	Page 17/42
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Half of 2023

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(DKK million)	2023	2022	2023	2022
Royalties	3,507	2,891	5,935	4,727
Reimbursement revenue	228	152	483	287
Milestone revenue	351	65	455	176
Collaboration revenue	73	54	140	91
Net product sales	39	—	39	—
Total revenue	4,198	3,162	7,052	5,281

Royalties

Royalty revenue amounted to DKK 5,935 million in the first six months of 2023 compared to DKK 4,727 million in the first six months of 2022. The increase of DKK 1,208 million, or 26%, was primarily driven by higher DARZALEX and Kesimpta royalties achieved under our daratumumab collaboration with Janssen and ofatumumab collaboration with Novartis, respectively. The table below summarizes Genmab’s royalty revenue by product.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(DKK million)	2023	2022	2023	2022
DARZALEX	2,952	2,523	4,904	4,024
Kesimpta	334	167	600	296
TEPEZZA	170	191	336	390
Other	51	10	95	17
Total royalties	3,507	2,891	5,935	4,727

Net sales of DARZALEX by Janssen were USD 4,695 million in the first six months of 2023 compared to USD 3,842 million in the first six months of 2022. The increase of USD 853 million, or 22%, was driven by share gains in all regions. Royalty revenue on net sales of DARZALEX was DKK 4,904 million in the first six months of 2023 compared to DKK 4,024 million in the first six months of 2022, an increase of DKK 880 million. The percentage increase in royalties of 22% is consistent with the percentage increase in the underlying net sales primarily due to a higher effective royalty rate and a higher average exchange rate between the USD and DKK for the first six months of 2023, offset by the increase in Genmab’s Halozyme royalty deductions in connection with the increase in SC product net sales and other foreign exchange impacts. Under our license agreement with Janssen for DARZALEX, for purposes of calculating royalties due to Genmab, net sales for non-U.S. denominated currencies are translated to U.S. dollars at a specific annual Currency Hedge Rate. This contractual agreement is the driver for the other foreign exchange rate impacts discussed above.

Net sales of Kesimpta by Novartis were USD 873 million in the first six months of 2023 compared to USD 434 million in the first six months of 2022. The increase of USD 439 million, or 101%, was primarily due to sales growth across all regions driven by increased demand and strong access. Royalty revenue on net sales of Kesimpta was DKK 600 million in the first six months of 2023 compared to DKK 296 million in the first six months of 2022, an increase of DKK 304 million, or 103%.

Royalty revenue on estimated net sales of TEPEZZA was DKK 336 million in the first six months of 2023 compared to DKK 390 million in the first six months of 2022, a decrease of DKK 54 million, or 14%.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Carl Jacobsens Vej 30	www.genmab.com	Page 18/42
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Half of 2023

Janssen was granted approval for TECVAYLI for the treatment of relapsed or refractory multiple myeloma during the third quarter of 2022 in Europe and in the fourth quarter of 2022 in the U.S. Royalties were not material for the first six months of 2023.

Royalty revenue fluctuations from period to period are driven by the level of product net sales, foreign currency exchange rate movements and more specifically to DARZALEX, the contractual arrangement related to annual Currency Hedge Rate, and Genmab’s share of Janssen’s royalty payments to Halozyme in connection with SC product net sales.

Reimbursement Revenue

Reimbursement revenue amounted to DKK 483 million in the first six months of 2023 compared to DKK 287 million in the first six months of 2022. The increase of DKK 196 million, or 68%, was primarily driven by higher activities under our collaboration agreements with BioNTech for DuoBody-CD40x4-1BB and DuoBody-PD-L1x4-1BB.

Milestone Revenue

Milestone revenue was DKK 455 million in the first six months of 2023 compared to DKK 176 million in the first six months of 2022, an increase of DKK 279 million, or 159%, primarily driven by an AbbVie milestone achieved during the second quarter of 2023 related to the first commercial sale of EPKINLY in the United States.

Milestone revenue may fluctuate significantly from period to period due to both the timing of achievements and the varying amount of each individual milestone under our license and collaboration agreements.

Collaboration Revenue

Collaboration revenue was DKK 140 million for the first six months of 2023 compared to DKK 91 million for the first six months of 2022, an increase of DKK 49 million, or 54%, driven by the increase in net sales of TIVDAK.

Net Product Sales

Following the approval of EPKINLY on May 19, 2023, Genmab recognized net product sales of DKK 39 million through June 30, 2023. As EPKINLY is Genmab’s first commercialized product for which Genmab is recording net product sales, there were no net product sales recognized during the first six months of 2022.

Refer to Financial Statement Note 2 in this interim report for further details about revenue.

Key Developments to Revenue – Second Quarter of 2023

Genmab’s revenue was DKK 4,198 million for the second quarter of 2023 compared to DKK 3,162 million for the second quarter of 2022. The increase of DKK 1,036 million, or 33%, was primarily driven by higher DARZALEX and Kesimpta royalties achieved under our collaborations with Janssen and Novartis, respectively, and a milestone achieved under our collaboration with AbbVie for the first commercial sale of EPKINLY in the United States.

Research and Development Expenses

Research and development expenses amounted to DKK 3,594 million in the first six months of 2023 compared to DKK 2,435 million in the first six months of 2022. The increase of DKK 1,159 million, or 48%, was driven by the continued advancement of epcoritamab under our collaboration with AbbVie, increase

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Carl Jacobsens Vej 30	www.genmab.com	Page 19/42
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Half of 2023

in product pipeline and activities, and the increase in team members to support the expansion of our product pipeline.

Research and development expenses accounted for 70% of total operating expenses in the first six months of 2023 compared to 69% in the first six months of 2022.

Key Developments to Research and Development Expenses – Second Quarter of 2023

No significant key developments other than the items described above.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were DKK 1,524 million in the first six months of 2023 compared to DKK 1,085 million in the first six months of 2022. The increase of DKK 439 million, or 40%, was driven by the continued expansion of Genmab’s commercialization capabilities through the increase in team members to support the launch of EPKINLY in the U.S. which occurred during the second quarter of 2023, and the investment in Genmab’s broader organizational capabilities. Included in Selling, general and administrative expenses is Cost of product sales which were immaterial for the second quarter of 2023.

Selling, general and administrative expenses accounted for 30% of total operating expenses in the first six months of 2023 compared to 31% for the first six months of 2022.

Key Developments to Selling, General and Administrative Expenses – Second Quarter of 2023

Selling, general and administrative expenses were DKK 848 million for the second quarter of 2023 compared to DKK 633 million for the second quarter of 2022. The increase of DKK 215 million, or 34%, was driven by increased commercialization activities to support the launch of EPKINLY in the U.S. for the period.

No significant key developments other than the items described above.

Operating Profit

Operating profit was DKK 1,934 million in the first six months of 2023 compared to DKK 1,761 million in the first six months of 2022. Operating profit was DKK 1,497 million in the second quarter of 2023 compared to DKK 1,247 million in the second quarter of 2022.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Carl Jacobsens Vej 30	www.genmab.com	Page 20/42
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Half of 2023

Net Financial Items

Net financial items were comprised of the following:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(DKK million)	2023	2022	2023	2022
Interest and other financial income	209	51	401	87
Gain on marketable securities, net	4	—	89	—
Gain on other investments, net	30	—	37	—
Foreign exchange rate gain, net	—	1,391	—	1,792
Total financial income	243	1,442	527	1,879

Interest and other financial expenses	(7)	(6)	(13)	(10)
Loss on marketable securities, net	—	(126)	—	(315)
Loss on other investments, net	—	(68)	—	(214)
Foreign exchange rate loss, net	(10)	—	(439)	—
Total financial expenses	(17)	(200)	(452)	(539)
Net financial items	226	1,242	75	1,340

Interest Income

Interest income was DKK 401 million in the first six months of 2023 compared to DKK 87 million in the first six months of 2022. The increase of DKK 314 million was driven by higher effective interest rates in the U.S., Europe and Denmark, and higher cash and cash equivalents and marketable securities.

Foreign Exchange Rate Gains and Losses

Foreign exchange rate loss, net was DKK 439 million in the first six months of 2023 compared to foreign exchange rate gain, net of DKK 1,792 million in the first six months of 2022. The USD weakened against the DKK in the first six months of 2023, negatively impacting our USD denominated securities and cash holdings. The USD strengthened against the DKK in the first six months of 2022, positively impacting our USD denominated securities and cash holdings.

	June 30, 2023	December 31, 2022	June 30, 2022	December 31, 2021

USD/DKK Foreign Exchange Rates	6.8539	6.9722	7.162	6.5612

% (Decrease)/Increase from prior year-end	-1.7%		9.2%

Marketable Securities Gains and Losses

Gain on marketable securities, net was DKK 89 million in the first six months of 2023 compared to loss on marketable securities, net of DKK 315 million in the first six months of 2022. The increase of DKK 404 million was primarily driven by interest rate outlooks for the U.S. and Europe.

Other Investments

Gain on other investments, net was DKK 37 million in the first six months of 2023 compared to loss on other investments, net of DKK 214 million in the first six months of 2022. The change was primarily due to the significant decrease in fair value of Genmab’s investment in common shares of CureVac impacting the first six months of 2022.

Refer to Financial Statement Note 4 in this interim report for further details about the net financial items.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Carl Jacobsens Vej 30	www.genmab.com	Page 21/42
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Half of 2023

Key Developments to Net Financial Items – Second Quarter of 2023

No significant key developments other than the items described above.

Corporate Tax

Corporate tax expense for the first six months of 2023 was DKK 426 million compared to DKK 745 million for the first six months of 2022. The decrease in corporate tax expense is primarily the result of Genmab’s lower net profit before tax and a decrease in the estimated annual effective tax rate in the first six months of 2023 to 21.2% from 24.0% in the first six months of 2022. The decrease in Genmab’s effective tax rate was mainly driven by the ability to offset current taxable income through the deduction of research and development costs in the Netherlands and utilization of U.S. net operating loss carryforwards.

Key Developments to Corporate Tax – Second Quarter of 2023

No significant key developments other than the items described above.

Net Profit

Net profit for the first six months of 2023 was DKK 1,583 million compared to DKK 2,356 million in the first six months of 2022. Net profit for the second quarter of 2023 was DKK 1,357 million compared to DKK 1,891 million in the second quarter of 2022. The decrease was driven by the items described above.

Liquidity and Capital Resources

(DKK million)	June 30, 2023	December 31, 2022
Marketable securities	14,010	12,431
Cash and cash equivalents	10,874	9,893
Shareholders' equity	28,755	27,441

	Three Months Ended		Six Months Ended
	June 30,		June 30,
Cash Flow (DKK million)	2023	2022	2023	2022
Cash provided by operating activities	436	959	3,671	1,546
Cash (used in) investing activities	(1,835)	(576)	(1,848)	(1,243)
Cash provided by (used in) financing activities	7	(214)	(604)	(278)
Increase (decrease) in cash and cash equivalents	(1,392)	169	1,219	25

Exchange Rate adjustments	(22)	576	(238)	834

Net cash provided by operating activities is primarily related to our operating profit, changes in operating assets and liabilities, reversal of net financial items, and adjustments related to non-cash transactions. Cash provided by operating activities increased compared to the first six months of 2022 primarily driven by significant AbbVie milestones achieved with related cash received during the first six months of 2023 and cash received for DARZALEX royalties as a result of increasing net sales.

Net cash (used in) investing activities primarily reflects differences between the proceeds received from the sale and maturity of our investments and amounts invested, and the cash paid for investments in tangible and intangible assets. The increase in net cash (used in) investing activities is primarily driven by purchases of marketable securities exceeding sales and maturities to a greater extent during the first six months of 2023 compared to the first six months of 2022.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Carl Jacobsens Vej 30	www.genmab.com	Page 22/42
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Half of 2023

Net cash (used in) financing activities is primarily related to the purchase of treasury shares, exercise of warrants, lease payments, and payment of withholding taxes on behalf of employees on net settled Restricted Stock Units (RSUs). The increase in cash used in financing activities between the periods is primarily driven by cash payments for the purchase of treasury shares of DKK 564 million in the first six months of 2023 compared to DKK 211 million for the first six months of 2022.

Genmab’s USD denominated cash and cash equivalents, and marketable securities represented 88% of Genmab’s total cash and cash equivalents, and marketable securities as of June 30, 2023 compared to 86% as of December 31, 2022.

Cash and cash equivalents included short-term marketable securities of DKK 634 million as of June 30, 2023 compared to DKK 594 million as of December 31, 2022. In accordance with our accounting policy, securities purchased with a maturity of less than ninety days at the date of acquisition are classified as cash and cash equivalents. Refer to Financial Statement Note 3 in this interim report for further details about our marketable securities.

Key Developments to Cash Flows – Second Quarter of 2023

No significant key developments other than the items described above.

Balance Sheet

As of June 30, 2023, total assets were DKK 31,978 million compared to DKK 30,278 million on December 31, 2022. As of June 30, 2023, assets were mainly comprised of marketable securities of DKK 14,010 million, cash and cash equivalents of DKK 10,874 million and current receivables of DKK 4,690 million. The current receivables consist primarily of amounts related to royalties and milestones from our collaboration agreements.

As of June 30, 2023, total liabilities were DKK 3,223 million compared to DKK 2,837 million on December 31, 2022. The increase in total liabilities of DKK 386 million, or 14%, was primarily driven by the increase in lease liabilities for our new headquarters in Denmark that commenced during the first half of 2023 and accruals related to the expansion of our product pipeline.

Shareholders’ equity as of June 30, 2023 was DKK 28,755 million compared to DKK 27,441 million on December 31, 2022. The increase of DKK 1,314 million, or 5%, was primarily driven by Genmab’s net profit for the period, partly offset by the purchase of treasury shares. Genmab’s equity ratio was 90% as of June 30, 2023 compared to 91% as of December 31, 2022.

Team Members

As of June 30, 2023, the total number of team members was 2,015 compared to 1,445 as of June 30, 2022. The increase was primarily driven by the expansion and acceleration of our pipeline, as well as the investment in the expansion of Genmab’s commercialization capabilities, including support for the launch of EPKINLY in the U.S. during the second quarter of 2023 and broader organizational capabilities.

	Six Months Ended
	June 30,
Team Members	2023	2022
Research and development team members	1,396	1,050
Selling, general and administrative team members	619	395
Total team members	2,015	1,445

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Carl Jacobsens Vej 30	www.genmab.com	Page 23/42
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Half of 2023

Legal Matters – Janssen Binding Arbitrations

In September 2020, Genmab commenced binding arbitration of two matters arising under its license agreement with Janssen relating to daratumumab. In April 2022, the arbitral tribunal issued an award in the binding arbitration of the two matters in favor of Janssen. Genmab did not seek a review of the award, and the award is now final.

On June 9, 2022, Genmab announced the commencement of a second arbitration under the daratumumab license agreement with Janssen with claims for milestone payments for daratumumab SC of USD 405 million and a separate 13-year royalty term for daratumumab SC on a country-by-country basis, from the date of the first commercial sale of daratumumab SC in each such country. This second arbitration followed from the award in the prior arbitration, where the tribunal ruled in favor of Janssen on the question as to whether Genmab is required to share in Janssen’s royalty payments to Halozyme for its technology used in the daratumumab SC product. The tribunal based its ruling on the finding that DARZALEX FASPRO constitutes a new licensed product under the license agreement.

On April 21, 2023, the arbitral tribunal dismissed Genmab’s claims regarding the second arbitration, on the basis that these claims should have been brought in the first arbitration. One arbitrator dissented. Genmab has filed a request for review of the award. See Company Announcement nos. 24 and 25.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Carl Jacobsens Vej 30	www.genmab.com	Page 24/42
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Half of 2023

STATEMENTS OF COMPREHENSIVE INCOME

Income Statement		Three Months Ended		Six Months Ended
		June 30,		June 30,
	Note	2023	2022	2023	2022
(DKK million)

Revenue	2	4,198	3,162	7,052	5,281

Research and development expenses		(1,853)	(1,282)	(3,594)	(2,435)
Selling, general and administrative expenses		(848)	(633)	(1,524)	(1,085)
Operating expenses		(2,701)	(1,915)	(5,118)	(3,520)

Operating profit		1,497	1,247	1,934	1,761

Financial income	4	243	1,442	527	1,879
Financial expenses	4	(17)	(200)	(452)	(539)

Net profit before tax		1,723	2,489	2,009	3,101

Corporate tax		(366)	(598)	(426)	(745)

Net profit		1,357	1,891	1,583	2,356

Basic net profit per share		20.80	28.87	24.24	35.97
Diluted net profit per share		20.61	28.66	24.03	35.71

Statement of Comprehensive Income

Net profit		1,357	1,891	1,583	2,356

Other comprehensive income:

Amounts which may be re-classified to the income statement:
Exchange differences on translation of foreign operations		(5)	13	14	29

Total comprehensive income		1,352	1,904	1,597	2,385

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Carl Jacobsens Vej 30	www.genmab.com	Page 25/42
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Half of 2023

BALANCE SHEETS

		June 30,	December 31,
	Note	2023	2022
(DKK million)
ASSETS

Intangible assets		129	146
Property and equipment		908	799
Right-of-use assets	7	726	523
Receivables		31	48
Deferred tax assets		252	252
Other investments	3	183	133

Total non-current assets		2,229	1,901

Corporate tax receivable		124	143
Inventories		51	-
Receivables		4,690	5,910
Marketable securities	3	14,010	12,431
Cash and cash equivalents		10,874	9,893

Total current assets		29,749	28,377

Total assets		31,978	30,278

SHAREHOLDERS’ EQUITY AND LIABILITIES

Share capital		66	66
Share premium		12,412	12,309
Other reserves		112	98
Retained earnings		16,165	14,968

Total shareholders' equity		28,755	27,441

Lease liabilities	7	721	523
Deferred revenue	2	480	480
Other payables		29	11

Total non-current liabilities		1,230	1,014

Lease liabilities	7	82	74
Deferred revenue	2	33	33
Other payables		1,878	1,716

Total current liabilities		1,993	1,823

Total liabilities		3,223	2,837

Total shareholders' equity and liabilities		31,978	30,278

Share-based instruments	5
Related parties	6
Subsequent events to the balance sheet date	8

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Carl Jacobsens Vej 30	www.genmab.com	Page 26/42
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Half of 2023

STATEMENTS OF CASH FLOWS

		Six Months Ended
		June 30,
	Note	2023	2022
(DKK million)

Net profit before tax		2,009	3,101

Reversal of financial items, net		(75)	(1,340)
Adjustments for non-cash transactions		423	347
Changes in operating assets and liabilities		1,341	(179)

Cash flows from operating activities before financial items		3,698	1,929

Interest received		384	80
Interest elements of lease payments	7	(11)	(7)
Interest paid		—	(1)
Corporate taxes paid		(400)	(455)

Net cash provided by operating activities		3,671	1,546

Investment in intangible assets		(10)	—
Investment in tangible assets		(201)	(125)
Marketable securities bought		(7,112)	(4,061)
Marketable securities sold		5,490	2,965
Other investments bought		(15)	(22)

Net cash (used in) investing activities		(1,848)	(1,243)

Warrants exercised		103	34
Principal elements of lease payments		(50)	(30)
Purchase of treasury shares	5	(564)	(211)
Payment of withholding taxes on behalf of employees on net settled RSUs		(93)	(71)

Net cash (used in) financing activities		(604)	(278)

Change in cash and cash equivalents		1,219	25

Cash and cash equivalents at the beginning of the period		9,893	8,957
Exchange rate adjustments		(238)	834

Cash and cash equivalents at the end of the period		10,874	9,816

Cash and cash equivalents include:
Bank deposits		10,240	8,810
Short-term marketable securities		634	1,006

Cash and cash equivalents at the end of the period		10,874	9,816

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Carl Jacobsens Vej 30	www.genmab.com	Page 27/42
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Half of 2023

STATEMENTS OF CHANGES IN EQUITY

	Share	Share	Translation	Retained	Shareholders'
	capital	premium	reserves	earnings	equity
(DKK million)

Balance at December 31, 2021	66	12,029	81	10,020	22,196

Net profit	—	—	—	2,356	2,356
Other comprehensive income	—	—	29	—	29
Total comprehensive income	—	—	29	2,356	2,385

Transactions with owners:
Exercise of warrants	—	34	—	—	34
Purchase of treasury shares	—	—	—	(270)	(270)
Share-based compensation expenses	—	—	—	208	208
Net settlement of RSUs	—	—	—	(71)	(71)

Balance at June 30, 2022	66	12,063	110	12,243	24,482

Balance at December 31, 2022	66	12,309	98	14,968	27,441

Net profit	—	—	—	1,583	1,583
Other comprehensive income	—	—	14	—	14
Total comprehensive income	—	—	14	1,583	1,597

Transactions with owners:
Exercise of warrants	—	103	—	—	103
Purchase of treasury shares	—	—	—	(564)	(564)
Share-based compensation expenses	—	—	—	271	271
Net settlement of RSUs	—	—	—	(93)	(93)

Balance at June 30, 2023	66	12,412	112	16,165	28,755

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Carl Jacobsens Vej 30	www.genmab.com	Page 28/42
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Half of 2023

NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Basis of Presentation

Accounting Policies

These interim statements of the Genmab Group (Genmab or the Company) have been prepared in accordance with IAS 34 as issued by the International Accounting Standards Board (IASB) and in accordance with IAS 34 as endorsed by the EU and additional Danish disclosure requirements for interim reports of listed companies. The interim report has not been reviewed or audited by Genmab’s external auditors.

Except as described below, the interim report has been prepared using the same accounting policies as outlined in Section 1 – Basis of Presentation in the financial statements in the Genmab 2022 Annual Report (Annual Report). A number of new or amended standards became applicable for the current reporting period. Genmab was not required to change its accounting policies as a result of adopting these standards. These interim financial statements should be read in conjunction with the Annual Report.

The below accounting policies have been implemented upon Genmab receiving U.S. FDA approval on May 19, 2023 for EPKINLY. As of June 30, 2023, product sales, cost of product sales and inventory relate entirely to EPKINLY.

Revenue Recognition - Product Sales

Revenue is recognized when control is transferred to the customer and it is probable that Genmab will collect the consideration to which it is entitled for transferring the products. Control of the products is transferred at a single point in time which occurs upon delivery to the customer. The amount of sales to be recognized is based on the consideration Genmab expects to receive in exchange for its goods. When sales are recognized, an estimate for a variety of sales deductions is also recorded such as cash discounts, government rebates, chargebacks, wholesaler fees, other rebates and administrative fees, sales returns and allowances and other sales discounts. Sales deductions are recognized as a reduction of gross product sales to arrive at net product sales, by assessing the expected value of the sales deductions (variable consideration). Estimates are made for sales deductions.

Accounts Receivable – Product Sales

Accounts receivable arising from product sales are initially measured at transaction price and subsequently measured at amortized cost, which generally corresponds to nominal value less expected credit losses. Genmab utilizes a simplified approach to measuring expected credit losses and uses a lifetime expected loss allowance for all receivables. To measure the expected credit losses, accounts receivables have been grouped based on credit risk characteristics and the days past due.

Accounts receivable arising from product sales consists of amounts due from customers, net of customer allowances for chargebacks, cash and other discounts and estimated credit losses. Genmab’s contracts with customers have initial payment terms that range from 30 to 180 days.

Inventories

Inventories are stated at the lower of cost or net realizable value with costs determined on a first-in, first-out basis. Genmab assesses the recoverability of capitalized inventories during each reporting period and will write down excess or obsolete inventories to its net realizable value in the period in which the impairment is identified within Cost of product sales in the statements of comprehensive income.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Carl Jacobsens Vej 30	www.genmab.com	Page 29/42
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Half of 2023

Included in inventories are materials used in the production of clinical products, which are charged to R&D expense when shipped to the clinical packaging site. Inventory manufactured prior to regulatory approval of a product (prelaunch inventory) is capitalized but immediately written down to zero. The cost of this write down is recognized in the statements of comprehensive income as research and development expenses. Once there is a high probability of regulatory approval being obtained for the product, the write-down is reversed, up to no more than the original cost. The reversal of the write-down is recognized as an offset to research and development expenses in the statements of comprehensive income.

Prior to receiving FDA approval of EPKINLY, Genmab had written down inventory costs relating to the manufacture of EPKINLY to a net realizable value of zero. Capitalization of inventory costs associated with certain products prior to regulatory approval of such products is only appropriate when management considered it highly probable that pre-approval inventory costs would be recoverable through future sales of the drug product. The determination to capitalize was based on the particular facts and circumstances related to the expected regulatory approval of the product. The write down was recorded as R&D expense in Genmab’s statements of comprehensive income. Upon the receipt of FDA approval for EPKINLY during the quarter ended June 30, 2023, Genmab reversed previously recorded inventory write downs which were not material. The reversal of previously recorded inventory write downs was based on a number of factors existing at that time, including the existence of inventory on hand and estimated demand, as well as expiration dating. The reversal of these inventory write downs was recorded as a reduction to R&D expense in Genmab’s statements of comprehensive income.

Cost of Product Sales

Cost of product sales includes direct and indirect costs relating to the manufacture of inventory mainly from third-party providers of manufacturing as well as costs related to internal resources and distribution and logistics. Inventory amounts written down as a result of excess or obsolescence are charged to cost of product sales.

Additionally, cost of product sales includes net profit-sharing amounts owed to collaboration partners for the sale of commercial products when Genmab is determined to be the principal in sales to end customers. As of June 30, 2023, the only net profit-sharing amounts owed recorded as cost of product sales relate to sales of EPKINLY pursuant to the Collaboration Agreement with AbbVie. Refer to Note 5.6 in the Annual Report for detailed information regarding Genmab’s Collaboration Agreement with AbbVie.

Included in Selling, general and administrative expenses is Cost of product sales which were immaterial for the second quarter of 2023.

Management Judgements and Estimates under IFRS

In preparing interim reports, certain provisions under IFRS require management to make judgements (various accounting estimates and assumptions), which may significantly impact Genmab’s financial statements. For a description of significant judgements and estimates, refer to Note 1.3 in the Annual Report. Additionally, upon Genmab receiving U.S. FDA approval of EPKINLY during the quarter ended June 30, 2023, management has determined that estimation of sales deductions related to product sales is an area that requires significant estimation. Refer below for further information on the key accounting estimates related to sales deductions utilized in preparation of the consolidated financial statements.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Carl Jacobsens Vej 30	www.genmab.com	Page 30/42
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Half of 2023

Sales Deductions

Sales deductions are estimated and provided for at the time the related sales are recorded. Genmab’s estimates related to sales deductions require significant use of estimates as not all conditions are known at the time of sale. The estimates are based on analyses of existing contractual obligations, historical experience, drug product analogs and payer channel mix.

Genmab considers the provisions established for sales deductions to be reasonable and appropriate based on currently available information; however, the actual amount of deductions may differ from the amounts estimated by management as more information becomes available. Estimates will be assessed each period and adjusted as required based on updated information and actual experience.

Information about Geographical Areas

Genmab is managed and operated as one business unit, which is reflected in the organizational structure and internal reporting. No separate lines of business or separate business entities have been identified with respect to any licensed products, product candidates, product sales or geographical markets and no segment information is currently prepared for internal reporting. Refer to Note 2.2 in the Annual Report for further details.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Carl Jacobsens Vej 30	www.genmab.com	Page 31/42
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Half of 2023

Note 2 – Revenue

The table below summarizes Genmab’s revenue by type and collaboration partner, and royalties by product, under Genmab’s agreements.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
(DKK million)
Revenue by type:
Royalties	3,507	2,891	5,935	4,727
Reimbursement revenue	228	152	483	287
Milestone revenue	351	65	455	176
Collaboration revenue	73	54	140	91
Net product sales	39	—	39	-
Total	4,198	3,162	7,052	5,281

Revenue by collaboration partner:
Janssen	3,003	2,598	5,103	4,206
Roche	170	191	336	390
Novartis	337	176	606	305
BioNTech	216	112	446	231
Seagen	85	85	174	138
AbbVie	348	—	348	—
Other	—	—	—	11
Total*	4,159	3,162	7,013	5,281

Royalties by product:
DARZALEX	2,952	2,523	4,904	4,024
Kesimpta	334	167	600	296
TEPEZZA	170	191	336	390
Other	51	10	95	17
Total	3,507	2,891	5,935	4,727

* Excludes Genmab’s Net product sales

In September 2020, Genmab commenced binding arbitration of two matters arising under its license agreement with Janssen relating to daratumumab. In April 2022, the arbitral tribunal issued an award in the binding arbitration of the two matters in favor of Janssen. Genmab did not seek a review of the award, and the award is now final.

Net Product Sales

Following the approval of EPKINLY on May 19, 2023, Genmab recognized net product sales of DKK 39 million through June 30, 2023. As EPKINLY is Genmab’s first commercialized product for which Genmab is recording net product sales, there were no net product sales recognized during the first six months of 2022. Cost of product sales related to EPKINLY were not material through June 30, 2023.

Deferred Revenue

As part of the continued evaluation of deferred revenue related to the AbbVie Agreement, during the first half of 2023, Genmab’s classification of deferred revenue reflects the current estimate of co-development

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Carl Jacobsens Vej 30	www.genmab.com	Page 32/42
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Half of 2023

activities as of June 30, 2023. These co-development activities are related to a performance obligation in connection with the product concepts under a research option agreement.

Refer to Note 2.1 in the Annual Report for further details regarding revenue.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Carl Jacobsens Vej 30	www.genmab.com	Page 33/42
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Half of 2023

Note 3 – Financial Instruments

Genmab’s portfolio is spread over a number of different securities with a focus on liquidity and the preservation of capital. Genmab’s marketable securities in USD, DKK, EUR, and GBP as a percentage of total marketable securities was as follows:

	June 30,	December 31,
	2023	2022
Percent

USD	82%	80%
DKK	11%	12%
EUR	6%	7%
GBP	1%	1%
Total	100%	100%

As of June 30, 2023, 72% of Genmab’s marketable securities were long-term A rated or higher, or short-term A-1 / P-1 rated by S&P, Moody’s or Fitch compared to 75% as of December 31, 2022.

The table below shows the fair value measurements by level for Genmab’s financial assets measured at fair value through profit or loss:

(DKK million)	June 30, 2023				December 31, 2022
Assets Measured at Fair Value	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Marketable securities	14,010	—	—	14,010	12,431	—	—	12,431
Other investments	108	—	75	183	67	—	66	133

Marketable Securities

All fair values are determined by reference to external sources using unadjusted quoted prices in established markets for Genmab’s marketable securities (Level 1).

Refer to Note 4.3 and Note 4.4 in the Annual Report for further details regarding Genmab’s marketable securities and other investments.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Carl Jacobsens Vej 30	www.genmab.com	Page 34/42
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Half of 2023

Note 4 – Financial Income and Expenses

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
(DKK million)

Financial income:
Interest and other financial income	209	51	401	87
Gain on marketable securities, net	4	-	89	-
Gain on other investments, net	30	-	37	-
Foreign exchange rate gain, net	-	1,391	-	1,792

Total financial income	243	1,442	527	1,879

Financial expenses:
Interest and other financial expenses	(7)	(6)	(13)	(10)
Loss on marketable securities, net	-	(126)	-	(315)
Loss on other investments, net	-	(68)	-	(214)
Foreign exchange rate loss, net	(10)	-	(439)	-

Total financial expenses	(17)	(200)	(452)	(539)

Net financial items	226	1,242	75	1,340

Interest Income

Interest income was DKK 401 million in the first six months of 2023 compared to DKK 87 million in the first six months of 2022. The increase of DKK 314 million was driven by higher effective interest rates in the U.S., Europe and Denmark, and higher cash and cash equivalents and marketable securities.

Foreign Exchange Rate Gains and Losses

Foreign exchange rate loss, net was DKK 439 million in the first six months of 2023 compared to foreign exchange rate gain, net of DKK 1,792 million in the first six months of 2022. The USD weakened against the DKK in the first six months of 2023, negatively impacting our USD denominated securities and cash holdings. The USD strengthened against the DKK in the first six months of 2022, positively impacting our USD denominated securities and cash holdings.

	June 30, 2023	December 31, 2022	June 30, 2022	December 31, 2021

USD/DKK Foreign Exchange Rates	6.8539	6.9722	7.162	6.5612

% (Decrease)/Increase from prior year-end	-1.7%		9.2%

Marketable Securities Gains and Losses

Gain on marketable securities, net was DKK 89 million in the first six months of 2023 compared to loss on marketable securities, net of DKK 315 million in the first six months of 2022. The increase of DKK 404 million was primarily driven by interest rate outlooks for the U.S. and Europe.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Carl Jacobsens Vej 30	www.genmab.com	Page 35/42
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Half of 2023

Other Investments

Gain on other investments, net was DKK 37 million in the first six months of 2023 compared to loss on other investments, net of DKK 214 million in the first six months of 2022. The change was primarily due to the significant decrease in fair value of Genmab’s investment in common shares of CureVac impacting the first six months of 2022.

Note 5 – Share-Based Instruments

Restricted Stock Unit Program

Genmab A/S established RSU programs as an incentive for all Genmab employees, members of the registered Executive Management, and members of the Board of Directors.

	Six Months Ended
	June 30,
	2023	2022
RSUs granted	281,061	240,741
Weighted average fair value per RSU granted (DKK)	2,640.65	2,178.22

RSUs vested	87,719	82,001

Refer to Note 4.6 in the Annual Report for details on the RSU programs.

Warrant Program

Genmab A/S established warrant programs as an incentive for all Genmab employees. Following Genmab’s Annual General Meeting on March 29, 2023, members of the registered Executive Management and members of the Board of Directors may only be granted RSUs.

	Six Months Ended
	June 30,
	2023	2022
Warrants granted	193,853	230,112
Weighted average exercise price per warrant granted (DKK)	2,657.01	2,178.40
Weighted average Black-Scholes fair value per warrant granted (DKK)	937.43	629.05

Warrants exercised	76,852	34,987
Weighted average exercise price on date of grant per warrant exercised (DKK)	1,337.58	983.98
% change in share capital - warrants exercised	0.12%	0.05%

Refer to Note 4.6 in the Annual Report for details on the warrant programs.

Share-Based Compensation Expense

Share-based compensation expenses related to Genmab’s RSU and warrant programs for the first six months of 2023 were DKK 271 million compared to DKK 208 million for the first six months of 2022.

Share Repurchases

Genmab intends to purchase its own shares primarily to honor commitments in relation to share-based remuneration programs.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Carl Jacobsens Vej 30	www.genmab.com	Page 36/42
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Half of 2023

As of June 30, 2023, Genmab’s 2021 authorization has shares available for repurchase, while Genmab’s 2019 authorization has been fully used. In addition, at Genmab’s Annual General Meeting on March 29, 2023, a new authorization to acquire treasury shares up to a nominal amount of DKK 500,000 to settle obligations under the share-based remuneration programs and for other more general purposes was granted.

	2023 Authorization	2021 Authorization	2019 Authorization
Number of shares authorized for repurchase[1]	500,000	500,000	500,000
Actual shares repurchased under authorization	—	260,000	500,000
Shares available for repurchase as of June 30, 2023	500,000	240,000	—
[1] Nominal value of DKK 500,000

As announced on February 22, 2023, Genmab initiated a share buy-back program. During the first six months of 2023, Genmab acquired 220,000 of its own shares, representing approximately 0.3% of share capital as of December 31, 2022. The total amount paid to acquire the shares, including directly attributable costs, was DKK 564 million and was recognized as a deduction to shareholders’ equity. These shares are classified as treasury shares and are presented within retained earnings on the balance sheet as of June 30, 2023. During the first six months of 2022, Genmab acquired 124,000 of its own shares, representing approximately 0.2% of share capital as of December 31, 2021. The total amount paid to acquire the shares, including directly attributable costs, was DKK 270 million and was recognized as a deduction to shareholders’ equity.

As of June 30, 2023, 754,764 treasury shares were held by Genmab to honor commitments in relation to RSU programs.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Carl Jacobsens Vej 30	www.genmab.com	Page 37/42
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Half of 2023

Note 6 – Related Parties

Genmab’s related parties are its Board of Directors, the Executive Management Team, and close members of the family of these persons.

Genmab has not granted any loans, guarantees or other commitments to or on behalf of any of the members of the Board of Directors or members of the registered Executive Management.

Other than the remuneration and other transactions relating to the Board of Directors and the registered Executive Management described in Note 5.1 in the Annual Report, there were no material related party transactions during the first six months of 2023.

Changes to the Executive Management Team and the Board of Directors

Genmab implemented an administrative organizational change whereby effective January 1, 2023, only Jan van de Winkel, President and Chief Executive Officer, and Anthony Pagano, Executive Vice President and Chief Financial Officer, are formally registered as executive managers with the Danish Business Authority.

Additionally, during the first six months of 2023, there was one change to the Executive Management Team. Effective March 29, 2023, Martine van Vugt was appointed to Executive Vice President and Chief Strategy Officer. Martine joins the existing Executive Management Team of Jan van de Winkel, President and Chief Executive Officer, Anthony Pagano, Executive Vice President and Chief Financial Officer, Judith Klimovsky, Executive Vice President and Chief Development Officer, Anthony Mancini, Executive Vice President and Chief Operating Officer, Tahamtan Ahmadi, Executive Vice President and Chief Medical Officer, Birgitte Stephensen, Executive Vice President and Chief Legal Officer and

Christopher Cozic, Executive Vice President and Chief People Officer.

Following Genmab A/S’ Annual General Meeting on March 29, 2023, the Board of Directors is comprised of five independent board members, one non-independent board member, and three employee-elected board members. Deirdre P. Connelly (Chair), Pernille Erenbjerg (Deputy Chair), Rolf Hoffmann, Elizabeth O’Farrell, Paolo Paoletti and Anders Gersel Pedersen were re-elected to the Board of Directors for a one-year period. Mijke Zachariasse, Martin Schultz and Takahiro Hamatani continue to serve as employee-elected board members for a three-year period expiring in 2025.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Carl Jacobsens Vej 30	www.genmab.com	Page 38/42
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Half of 2023

Note 7 – Leases

Amounts recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	June 30,	December 31,
	2023	2022
(DKK million)
Right-of-use assets
Properties	726	523

Total right-of-use assets	726	523

Lease liabilities
Current	82	74
Non-current	721	523

Total lease liabilities	803	597

During the first six months of 2023, there were additions to Genmab’s right-of-use assets and lease liabilities related to the commencement of a lease for the new headquarters in Denmark. During the first six months of 2022, there were additions to Genmab’s right-of-use assets and lease liabilities related to the commencement of leases in the Netherlands with respect to office and laboratory space.

Amounts recognized in the statements of comprehensive income

The statements of comprehensive income shows the following amounts relating to leases:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
(DKK million)
Depreciation charge of right-of-use assets
Properties	23	16	44	31

Total depreciation charge of right-of-use assets	23	16	44	31

Interest expense	6	4	11	7

Interest expense is included in net financial items in the statements of comprehensive income.

Variable lease payments, short-term leases, and sublease income are immaterial.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Carl Jacobsens Vej 30	www.genmab.com	Page 39/42
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Half of 2023

Note 8 – Subsequent Events to the Balance Sheet Date

No events have occurred subsequent to the balance sheet date that could significantly affect the financial statements as of June 30, 2023.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Carl Jacobsens Vej 30	www.genmab.com	Page 40/42
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Half of 2023

ABOUT GENMAB

Genmab is an international biotechnology company with a core purpose guiding its unstoppable team to strive towards improving the lives of patients through innovative and differentiated antibody therapeutics. For more than 20 years, its passionate, innovative and collaborative team has invented next-generation antibody technology platforms and leveraged translational research and data sciences, which has resulted in a proprietary pipeline including bispecific T-cell engagers, next-generation immune checkpoint modulators, effector function enhanced antibodies and antibody-drug conjugates. To help develop and deliver novel antibody therapies to patients, Genmab has formed 20+ strategic partnerships with biotechnology and pharmaceutical companies. By 2030, Genmab’s vision is to transform the lives of people with cancer and other serious diseases with Knock-Your-Socks-Off (KYSO) antibody medicines.

Established in 1999, Genmab is headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan. For more information, please visit Genmab.com and follow us on Twitter.com/Genmab.

This Interim Report contains forward looking statements. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Interim Report nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; HexaBody®; DuoHexaBody®; and HexElect®. Tivdak® is a trademark of Seagen Inc.; EPCORE™ and EPKINLY™ are trademarks of AbbVie Biotechnology Ltd.; Kesimpta® and Sensoready® are trademarks of Novartis AG or its affiliates; DARZALEX®, DARZALEX FASPRO®, RYBREVANT® and TECVAYLI® are trademarks of Johnson & Johnson; TEPEZZA® is a trademark of Horizon Therapeutics Ireland DAC.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Carl Jacobsens Vej 30	www.genmab.com	Page 41/42
2500 Valby, Denmark		CVR no. 2102 3884

Interim Report for the First Half of 2023

DIRECTORS’ AND MANAGEMENT’S STATEMENT ON THE INTERIM REPORT

The Board of Directors and the registered members of Executive Management have today considered and adopted the unaudited interim report of the Genmab Group for the six months ended June 30, 2023.

The interim report is prepared in accordance with IAS 34, “Interim Financial Reporting,” as issued by the IASB and in accordance with IAS 34 as endorsed by the EU, and additional Danish disclosure requirements for interim reports of listed companies.

We consider the applied accounting policies to be appropriate and, in our opinion, the interim report gives a true and fair view of the assets and liabilities, financial position, results of operation and cash flows of the Group.

Furthermore, we consider the Management’s Review to give a true and fair account of the development in the Group’s activities and financial affairs, results of operations and the Group’s financial position as a whole as well as a description of the significant risks and uncertainties which the Group faces, as further described in our 2022 Annual Report and the Form 20-F filed with the U.S. Securities and Exchange Commission in February 2023.

Copenhagen, August 3, 2023

Registered Members of Executive Management

Jan van de Winkel	Anthony Pagano
(President & CEO)	(Executive Vice President & CFO)

Board of Directors

Deirdre P. Connelly	Pernille Erenbjerg	Anders Gersel Pedersen
(Chair)	(Deputy Chair)

Rolf Hoffmann	Paolo Paoletti	Elizabeth O’Farrell

Mijke Zachariasse	Takahiro Hamatani	Martin Schultz
(Employee elected)	(Employee elected)	(Employee elected)

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Carl Jacobsens Vej 30	www.genmab.com	Page 42/42
2500 Valby, Denmark		CVR no. 2102 3884